Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

GLOW Beverages, Inc.
9233 Charles Smith Avenue
Rancho Cucamonga, CA 91730
www.drinkGLOW.com

Up to $107,000.00 Convertible Promissory Note.
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: GLOW Beverages, Inc.
Address: 9233 Charles Smith Avenue, Rancho Cucamonga, CA 91730
State of Incorporation: DE
Date Incorporated: January 19, 2019

Terms:

Convertible Promissory Notes

Offering Minimum: $10,000.00 of Convertible Promissory Note.
Offering Maximum: $107,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Common Stock when the company raises $2,000,000.00 in a qualified equity financing.
Maturity Date: November 21, 2020
Valuation Cap: $7,000,000.00
Discount Rate: 20.0%
Annual Interest Rate: 6.0%
Minimum Investment Amount (per investor): $400.00

Terms of the underlying Security

Underlying Security Name: Common Stock

Voting Rights:
1 vote(s) per Security

Other Material Rights:

1. MATURITY DATE; EVENT OF DEFAULT. The term of this Note shall commence as of the date set forth above and shall continue until Maturity Date

Date to reflect the eighteen month anniversary of the initial closing of the Notes under the Purchase Agreement. , that Holder may demand repayment of the Outstanding Balance at any time after the occurrence of an Event of Default (as defined below) upon written notice to the Company. All payments shall be in lawful money of the United States of America. All payments shall be applied first to accrued interest, and thereafter to principal balance. If any payment on this Note becomes due on a Saturday, Sunday or a public holiday under the laws of the State of California, such payment shall be made on the next succeeding business day and such extension of time shall be included in computing interest in connection with such payment.

For purposes of this Note, an "Event of Default" shall mean: (1) the commencement by the Company of a proceeding in bankruptcy; (2) the consent by the Company to a proceeding in bankruptcy filed against it by another party; or (3) the appointment of a receiver, liquidator, assignee or trustee of the Company's assets for the benefit of creditors.

2. AUTOMATIC CONVERSION UPON A QUALIFIED FINANCING. If, while this Note remains outstanding, the Company consummates a Qualified Financing, then, the Outstanding Balance shall be converted in accordance with the terms of Section 2 of the Purchase Agreement.

3. OPTIONAL CONVERSION UPON A NON-QUALIFIED FINANCING. If, while this Note remains outstanding, the Company consummates a Non-Qualified Financing, then, the Outstanding Balance shall be converted in accordance with the terms of Section 3 of the Purchase Agreement.

4. REPAYMENT OR CONVERSION UPON A CHANGE OF CONTROL. If, while this Note remains outstanding, the Company consummates a Change of Control, then, the Outstanding Balance shall be converted or repaid, as applicable, in accordance with the terms of Section 4 of the Purchase Agreement.

5. REPAYMENT OR CONVERSION UPON MATURITY. If this Note remains outstanding as of the Maturity Date, then the Outstanding Balance shall be converted or repaid, as applicable, in accordance with the terms of Section 5 of the Purchase Agreement.

6. SUBORDINATE DEBT. By accepting this Note, Holder hereby acknowledges that: (i) this Note will be general unsecured debt of the Company and will rank equally with the other Notes and the Company's other unsecured debt; (ii) the Company shall be free to issue additional convertible or other debt at any time hereafter (similar to this Note or otherwise); and (iii) vis-à-vis the Company's secured debt (if any), this Note will be subordinate thereto.

7. WAIVER; PAYMENT OF FEES AND EXPENSES. The Company waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs and other expenses. The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law. No delay by Holder shall constitute a waiver, election or acquiescence by it.

8. MISCELLANEOUS.

8.1 Governing Law. The terms of this Note shall be construed in accordance with the laws of the State of California, as applied to contracts entered into by California residents within the State of California, and to be performed entirely within the State of California.

8.2 Successors and Assigns; Assignment. The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Neither party may assign this Note or delegate any of its obligations hereunder without the written consent of the other party.

8.3 Severability. If any portion of this Note shall be held invalid or unenforceable, then the remainder of this Note shall be considered valid and enforceable according to its terms.

8.4 Titles and Subtitles. The titles and subtitles used in this Note are used for convenience only and are not to be considered in construing or interpreting this Note.

8.5 Notices. All notices required or permitted under this Note shall be given in writing and shall be deemed effectively given (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (iii) five (5) days after deposit in the United States mail, by registered or certified mail, postage prepaid and properly addressed to the party to be notified or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt, in each case, to the address provided by such party in the Purchase Agreement.

8.6 Fractional Shares. No fractional shares will be issued upon any conversion of this Note. In lieu of any fractional share to which Holder would otherwise be entitled, the Company will pay to Holder in cash the amount that would otherwise be converted into such fractional shares.

8.7 Amendments. This Note may only be amended in accordance with Section 10.10 of the Purchase Agreement.

Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below

Early Bird

First 7 days - 10% increase on Annual Interest Rates.

Next 14 days - 5% increase on Annual Interest Rates.

Volume

$500+ Glow Owner T-Shirt

$1,000 10% annual discount

$2,500+ (15% annual discount on GLOW products + 3% increase on Annual Interest Rates.)

$5,000+ (20% annual discount on GLOW products + 5% increase on Annual Interest Rates + GLOW Insider Group)

$20,000+ (Above + invitation to founders dinner + 10% Annual Interest Rates + GLOW Insider Group)

The 10% Bonus for StartEngine Shareholders

GLOW will offer 10% additional bonus interest for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering . For example, if you invest, your annual interest rate will be 6.6% instead of 6%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

All perks occur after the offering is completed

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS

The Company and its Business

Company Overview

GLOW sparkling highly functional beverages in premium sustainable packaging formulated to support the entire body and mind without adding unnecessary artificial ingredients, sugar, carbohydrates and calories. GLOW's award winning drinks are perfect for any occasion, from the gym and office to a night out. GLOW supports todays healthy, productive and socially active consumers.

Glow Beverages expects triple digit growth over the next several years with anticipated revenues of over 1 million in the current year. Our current supply chain consists of a copacker (UNIX Packaging Inc.) who has the capacity to sustain anticipated growth as well as a flavor house (Allen Flavors) who has worked with us in developing our award winning flavors, and we also anticipate releasing a new flavor in the upcoming quarter.

The Glow Beverages first began in January 2015 as a California based corp. In 2018 it briefly was converted to an LLC, and finally in 2019 we converted to a Delaware Based C-Corp which is held by Torero Holdings LLC, and John Larson is the sole member of Torero Holdings LLC.

Competitors and Industry

While we still face competition from well-known brands that are falsely associated in the functional beverage category, GLOW Beverages has a focus on differentiating our offering. Current products in the functional beverage market include kombucha and yerba mate. Our goal, at GLOW Beverages, is to be the only "go to" functional beverage by utilizing our proprietary blend which is a combination of premium ingredients and combining that with custom premium packaging and luxury branding that all the other brands lack.

Current Stage and Roadmap

We are already in existence looking to scale in growing our brand tremendously over the next few years and are targeting triple digit growth in each of those years. We believe the strategic partnerships we have in place with Live Nation will result in increased brand awareness within our targeted audience. Also we are very excited to expand upon our flavors for the upcoming quarter.

The Team

Officers and Directors

Name: John Larson

John Larson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: January 15, 2015 - Present
  Responsibilities: Running the company and innovating new ideas and products.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to 107,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying voting rights as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

The Convertible Promissory Notes have no rights to vote until the date of maturity

The Convertible Promissory Notes have no rights to vote until the date of maturity. This means you are trusting in management discretion. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our Note Holders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our Note Holder and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Torero Holdings LLC: John Larson owns 100% of Torero Holdings	9,000,000	Common Stock	100.0

The Company's Securities

The Company has authorized Common Stock, Reg CF Convertible Note, Convertible Note, and Convertible Note.

Common Stock

The amount of security authorized is 10,000,000 with a total of 9,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

Reg CF Convertible Note

The security will convert into Common stock and the terms of the Reg CF Convertible Note are outlined below:

Amount outstanding: $0.00
Maturity Date: November 21, 2020
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: Raising $2,000,000 in next round

Material Rights

1. MATURITY DATE; EVENT OF DEFAULT. The term of this Note shall commence as of the date set forth above and shall continue until Maturity Date

1 NTD: Date to reflect the eighteen month anniversary of the initial closing of the Notes under the Purchase Agreement. , that Holder may demand repayment of the

Outstanding Balance at any time after the occurrence of an Event of Default (as defined below) upon written notice to the Company. All payments shall be in lawful money of the United States of America. All payments shall be applied first to accrued interest, and thereafter to principal balance. If any payment on this Note becomes due on a Saturday, Sunday or a public holiday under the laws of the State of California, such payment shall be made on the next succeeding business day and such extension of time shall be included in computing interest in connection with such payment.

For purposes of this Note, an "Event of Default" shall mean: (1) the commencement by the Company of a proceeding in bankruptcy; (2) the consent by the Company to a proceeding in bankruptcy filed against it by another party; or (3) the appointment of a receiver, liquidator, assignee or trustee of the Company's assets for the benefit of creditors.

2. AUTOMATIC CONVERSION UPON A QUALIFIED FINANCING. If, while this Note remains outstanding, the Company consummates a Qualified Financing, then, the Outstanding Balance shall be converted in accordance with the terms of Section 2 of the Purchase Agreement.

3. OPTIONAL CONVERSION UPON A NON-QUALIFIED FINANCING. If, while this Note remains outstanding, the Company consummates a Non-Qualified Financing, then, the Outstanding Balance shall be converted in accordance with the terms of Section 3 of the Purchase Agreement.

4. REPAYMENT OR CONVERSION UPON A CHANGE OF CONTROL. If, while this Note remains outstanding, the Company consummates a Change of Control, then, the Outstanding Balance shall be converted or repaid, as applicable, in accordance with the terms of Section 4 of the Purchase Agreement.

5. REPAYMENT OR CONVERSION UPON MATURITY. If this Note remains outstanding as of the Maturity Date, then the Outstanding Balance shall be converted or repaid, as applicable, in accordance with the terms of Section 5 of the Purchase Agreement.

6. SUBORDINATE DEBT. By accepting this Note, Holder hereby acknowledges that: (i) this Note will be general unsecured debt of the Company and will rank equally with the other Notes and the Company's other unsecured debt; (ii) the Company shall be free to issue additional convertible or other debt at any time hereafter (similar to this Note or otherwise); and (iii) vis-à-vis the Company's secured debt (if any), this Note will be subordinate thereto.

7. WAIVER; PAYMENT OF FEES AND EXPENSES. The Company waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs and other expenses. The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law. No delay by Holder shall constitute a waiver, election or acquiescence by it.

8. MISCELLANEOUS.

8.1 Governing Law. The terms of this Note shall be construed in accordance with the laws of the State of California, as applied to contracts entered into by California residents within the State of California, and to be performed entirely within the State of California.

8.2 Successors and Assigns; Assignment. The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Neither party may assign this Note or delegate any of its obligations hereunder without the written consent of the other party.

8.3 Severability. If any portion of this Note shall be held invalid or unenforceable, then the remainder of this Note shall be considered valid and enforceable according to its terms.

8.4 Titles and Subtitles. The titles and subtitles used in this Note are used for convenience only and are not to be considered in construing or interpreting this Note.

8.5 Notices. All notices required or permitted under this Note shall be given in writing and shall be deemed effectively given (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (iii) five (5) days after deposit in the United States mail, by registered or certified mail, postage prepaid and properly addressed to the party to be notified or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt, in each case, to the address provided by such party in the Purchase Agreement.

8.6 Fractional Shares. No fractional shares will be issued upon any conversion of this Note. In lieu of any fractional share to which Holder would otherwise be entitled, the Company will pay to Holder in cash the amount that would otherwise be converted into such fractional shares.

8.7 Amendments. This Note may only be amended in accordance with Section 10.10 of the Purchase Agreement.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $95,000.00
Maturity Date: September 18, 2020
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: $2,000,000 in qualified financing

Material Rights

Sand Hill Angels XIX, LLC are an angel investment group who's LLC Manger Designee is Amos Ben-Meir. It is a convertible note with a 20% discount and 7 million dollar cap

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $50,000.00
Maturity Date: September 01, 2020
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: $2,000,000 in qualified financing

Material Rights

It is a convertible note with a 20% discount and 7 million dollar cap

What it means to be a minority holder

As a holder of the Convertible Notes of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $1,500,000.00
  Use of proceeds: Company operations and inventory. This was to help keep the company going.
  Date: January 19, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue:

Revenue for the fiscal year 2018 was $183,927, up compared to fiscal year 2017 of $32,614 and increase of 464%. This increase in revenues was due to 2018 being a growth year; we gained accounts in the latter half of the year and also had a great push towards the final quarter of 2018 which we carried into 2019. The big difference being in 2018 4th Quarter where we gained the account of Canteen Vending who services large corporate accounts in their food and beverage needs such as Facebook and Google at their Austin Texas Campuses. GLOW's popularity among the employees at those locations has taken off, which resulted in almost 50% of our 2018 sales occurring in Q4 2018. 2019 has continued to be successful in these high volume corporate accounts. Our popularity has given us the opportunity to place our beverage in more campuses in Northern California and we expect revenues to continue to flourish as we have much more room to grow. We will continue to focus in these high volume corporate accounts because it gives us a great foundation to build on, We believe the popularity in these accounts will allow us to leverage ourselves as an established brand into more Grocery/retail space as well as continued success in the corporate accounts, University Campuses, and On Premise locations.

Gross Margins:

2018 Gross Profit was $58232, an increase from $13528 in 2017. 2017 Gross margin percentage was about 49% and 2018 was 36%, 2017. The reason being was online sales were much higher percentage of total sales where the margins are much higher. In 2018 we had sales grow in retail, but margins took a hit with promotional pricing with bill backs for the majority of the year. We saw this as costly and that's where we turned our focus towards these corporate accounts where the margins are closer to the expected 52% because these corporate accounts purchase in high volumes and do not require discounts.

Expenses

Cost of sales in 2018 was $629,363, up approximately $270,110 or 75% from 2017. The majority of the increase is due to grocery store demos and promos as well as payroll. As many beverage companies in the growth stage there expenses are expected to exceed revenues. With our focus now being corporate accounts where we can achieve high volume and higher margins in sales along with strengthening customer loyalty we believe grocery store demos and promo costs will drop in 2019 and we will be able to use those marketing dollars towards advertising and our partnership with Live Nation and Insomniac Events.

Historical results and cash flows:

The historical data thus far is just the beginning of what investors should expect. We have much more room to grow as we are just beginning to scratch the surface of our potential and have only begun laying the foundation of GLOW Beverage's success. We are still in the early growth stage and are excited to give investors the opportunity join us in our journey to making GLOW Beverages a household name.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand,

existing lines of credit, shareholder loans, etc...)

We have $200,000 availalbe to us now. $50,000 is a line of credit that we have recieved from Kabbage Inc. currently $20,000 is outstanding on this line of credit, and the $150,000 is an amount John Larson is willing to extend to GLOW beverages should the capital raise funds less than expected.

We are also currently in a 2 million dollar raise concurrently with this corwdfunding campaign. We would like to raise 1,070,000 through the crowdfunding campaign and will contiune to raise the remianing as we seek investors outside of this campaign until we reach our 2 million goal.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We have other souces of capital availble but this raise critical to expansion especially. We need these funds in order to grow.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

No it is not, depending on the funds raised from the crowdfunding campaign we would hope that our campaign can fund all our our needs for the year so that we can focus and dedicate our time towards marketing and expanding our reach among potential customers.

Total funds we would like to fund at least 50% of our 2 million raise with crowd funding.

Therefore with the 107,000 raised with the 200,000 we have now, we will hopefully have about $307,000 at the end of the raise.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The 10k is not signfiicant enough for us to have a signfiicant amount operations. It will be going towards StartEngine Premium fees and inventory. Our current burn is about 30k a month, so we would have to rely on our alternate funding sources such as debt or will look to John Larson to extend a loan to keep GLOW going until we can fund.

How long will you be able to operate the company if you raise your maximum funding goal?

We will be able to operate through Q2 of 2020. These expenses are based off of our future budget Marketing and administrative expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Besides the campaign, we are looking to angel groups, PO financing, other debt, and will look to John Larson to loan GLOW funds until GLOW has been able to complete its anticipated raise.

Indebtedness

- **Creditor:** Chris Domers (Convertible Note)
  Amount Owed: $50,000.00
  Interest Rate: 6.0%
  Maturity Date: September 01, 2020
  It is a convertible note with a 20% discount and 7 million dollar cap

- **Creditor:** Sand Hill Angels (Convertible Note)
  Amount Owed: $95,000.00
  Interest Rate: 6.0%
  Maturity Date: September 01, 2020
  Sand Hill Angels XIX, LLC are an angel investment group who's LLC Manger Designee is Amos Ben-Meir. It is a convertible note with a 20% discount and 7 million dollar cap

- **Creditor:** Marietta Larson
  Amount Owed: $64,479.62
  Interest Rate: 5.0%
  Maturity Date: September 15, 2020

- **Creditor:** Circle Up
  Amount Owed: $80,273.40
  Interest Rate: 10.0%
  Maturity Date: January 31, 2020
  Circleup Advisors LLC, is a short term debt holder who loan GLOW 90,000 @ a 10% interest rate their relation ship to the company is providing cash in return for payback plus interest no equity is involved

- **Creditor:** Kabbage
  Amount Owed: $20,000.00
  Interest Rate: 21.0%
  Maturity Date: December 23, 2019

- **Creditor:** Mercedes Benz Financial Services
  Amount Owed: $27,519.33
  Interest Rate: 3.15%
  Maturity Date: February 23, 2021

Related Party Transactions

- **Name of Entity:** Marietta Larson
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: She is loaning money for inventory. A straight loan with no interest in the company in return.
  Material Terms: Amount owed: $64,479.62 Interest rate: 5% Maturity date: September 15, 2020

Valuation

Valuation Cap: $7,000,000.00

Valuation Cap Details: Valuation cap is based on Gross sales projection of 1.5 million multiplied by a factor of 4 which would equal 6 million plus the additional 1 million raised to get 7 million. We used a factor of four because it was modest in the beverage industry where factors range from 4 to 11.7 when the sales multiplier is used. For example a 4x multiplier was used when Bai was purchased at 1.7 Billion in 2017 and a 11.7x multiplier was used when Vitamin Water was purchased at 4.1 Billion in 2007.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  7.0%

- *Inventory*
  94.0%
  If we raise 10,000 then just about all of that will be used towards our next fill. It will either purchase ingredients, caps, labels, or pay our co-packer portion of the fill. Upon raising more funds we hope to fund all the components of the next fill so that we can continue to support orders. A more successful raise we would also like to get some marketing dollars into social media ads, google ads, and amazon ads.

If we raise the over allotment amount of $107,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  7.0%

- *Inventory*
  50.0%
  If we raise 10,000 then just about all of that will be used towards our next fill. It will either purchase ingredients, caps, labels, or pay our co-packer portion of the fill. Upon raising more funds we hope to fund all the components of the next fill so that we can continue to support orders. A more successful raise we would also like to get some marketing dollars into social media ads, google ads, and amazon ads.

- *Marketing*
  25.0%
  Digital Marketing through Facebook Ads, Instagram Ads, Google Ads, Amazon Ads and paid influencer marketing. Experiential Marketing through activations with branded sprinter van, on premise demo team and giveaways.

- *Company Employment*
  19.0%
  GLOW will expand our outside sales team, bringing in a inhouse photographer, videographer and graphic designer.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.drinkGLOW.com (https://drinkglow.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/glow-beverages

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR GLOW Beverages, Inc.

[See attached]

I, John Larson, the President/CEO of Glow Beverages, Inc, hereby certify that the financial statements of Glow Beverages, Inc and notes thereto for the periods ending August 2, 2018 and December 31, 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Glow beverages, Inc. has not yet filed its federal tax return for 2018.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the _____7/3/19_____ (Date of Execution).



_____ (Signature)

___President/CEO_____ (Title)

_____7/3/19_____ (Date)

GLOW BEVERAGES, INC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
August 2, 2018 and December 31, 2017

GLOW BEVERAGES, INC
Index to Financial Statements
(unaudited)

GLOW BEVERAGES INC
BALANCE SHEETS
AUGUST 2, 2018 AND DECEMBER 31, 2017
(unaudited)

	August 2, 2018	December 31, 2017
ASSETS		
Current Assets		
Cash and Cash Equivalents	27,358	2,340
Accounts Receivable	42,152	3,918
Inventory	69,944	113,031
Other Current Assets	214	-
Total Current Assets	139,668	119,289
Fixed Assets	104,622	104,622
Accumulated Depreciation	(19,039)	(17,260)
Other Assets	110,789	107,789
TOTAL ASSETS	$ 336,040	$ 314,440
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Account Payable	34,834	27,765
Credit Cards	11,002	9,274
Accrued Liabilities	519	426
Total Current Liabilities	46,355	37,465
Long-Term Liabilities		
Auto Loan Payable	40,100	48,716
Total-Long Term Liabilities	40,100	48,716
Total Liabilities	86,455	86,180
Equity		
Common Stock, no par value 100,000 shares authorized, 100,000 issued and outstanding	-	-
Additional Paid In Capital	1,160,027	849,166
Retained Earnings	(620,906)	(275,174)
Net Income	(289,536)	(345,732)
Total Equity	249,585	228,260
TOTAL LIABILITIES & EQUITY	$ 336,040	$ 314,440

GLOW BEVERAGES, INC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED AUGUST 2, 2018 AND DECEMBER 31, 2017
(unaudited)

	August 2, 2018	December 31, 2017
Revenue	$ 81,268	$ 27,356
Cost of Goods Sold	44,618	13,828
Gross Margin	36,651	13,528
Expenses		
Research and Development	66,192	65,095
General and Administrative Expenses	259,170	292,384
Total Expenses	**325,363**	**357,479**
Operating Income	(288,712)	(343,951)
Other Expense	-	-
Interest Expense	(824)	(1,781)
Pretax Income	-	-
Income Tax	-	-
Net income	**$ (289,536)**	**$ (345,732)**

GLOW BEVERAGES, INC
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED AUGUST 2, 2018 AND DECEMBER 31, 2017
(unaudited)

	Common stock		Additional Paid-in Capital	Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount			
Balance at December 31, 2016	-	$ -	$ 503,913	$ (275,174)	$ 228,738
Contribution	-	-	345,253	-	345,253
Distribution	-	-	-	-	-
Net income (loss)	-	-	-	(345,732)	(345,732)
Balance at December 31, 2017	-	-	849,166	(620,906)	228,260
Contribution	-	-	310,862	-	310,862
Distribution	-	-	-	-	-
Net income (loss)	-	-	-	(289,536)	(289,536)
Balance at August 2, 2018	-	$ -	$ 1,160,027	$ (910,442)	$ 249,585

6

GLOW BEVERAGES, INC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED AUGUST 2, 2018 AND DECEMBER 31, 2017
(unaudited)

	August 2, 2018	December 31, 2017
Cash flows from operating activities		
Net income	$ (289,536)	$ (345,732)
Depreciation Expense	1,779	5,700
Total Adjustments to reconcile Net Cash Provided By Operations:		
Accounts Receivable	(38,234)	580
Inventory	43,087	14,577
Other Assets	(214)	6,544
Account Payables	7,069	(21,105)
Credit Cards	1,728	8,078
Accrued Liabilities	93	135
Net Cash Provided By Operating Activities:	(274,228)	(331,223)
Cash flows provided by Investing activities		
Fixed Assets	-	-
Other Assets	(3,000)	(231)
Net Cash Used in Investing Activities	(3,000)	(231)
Cash flows from Financing activities		
Auto Loan Payable	(8,616)	(14,402)
Contributions	310,861	345,253
Net Cash Received from Financing Activities	302,245	330,851
Net (decrease) increase in cash and cash equivalents	25,018	(603)
Cash and cash equivalents at beginning of period	2,340	2,943

Cash and cash equivalents at end of period	$	27,358	$	2,340

NOTE 1 – NATURE OF OPERATIONS

Glow Beverages, Inc. was formed on 01/15/2015 ("Inception") in the State of California. The financial statements of Glow Beverages, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Rancho Cucamonga, CA.

Glow Beverages, Inc. will make available a highly functional beverage known as GLOW, Glow Beverages are created with premium functional ingredients, in a custom glass sustainable package and marketed to men and women ages 22-40. GLOW has several use occasions, from the gym and work to the nightclub as an award-winning mixer GLOW has utility all day & night.

Glow Beverages, Inc a California S Corporation was incorporated on January 15, 2015

- Glow Beverages, Inc has transferred most of, and intends to transfer all of, its assets, liabilities, and operations to GLOW Beverages, LLC.
- Glow Beverages, Inc Goodwill and signed contracts have been assigned to Glow Beverages, LLC and all future business will occur in the new company which maintains the same ownership structure.
- Glow Beverages, LLC a California single member LLC, incorporated August 3, 2018.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Year End
The company has a calendar year end.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 20X1 and 20XX. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from customers upon purchase order requests when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and CA state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority for the last 3 years. The Company is not currently under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Auto Payable
On February 22, 2016, the company signed a loan agreement with Mercedes-Benz Financial services in

the amount of $76,000. The auto loan carried a yearly interest rate of 3.15%. The loan matures after 60 months of monthly payments in the amount of $1,348.57. As of August 2, 2018, and December 31, 2017, the loan had a balance of $40,100 and $48,716 respectively.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 100,000 shares of our common stock with no par value. All shares are issued and outstanding to single member John Larson as of August 2, 2018.

NOTE 6 – RELATED PARTY TRANSACTIONS

On March 3, 2019, the company entered a promissory note agreement with Marietta Larson, one of the company's officers. The company received a loan in the amount of $64,479.62. The loan matures on September 15, 2020 and carries a 5% interest rate per annum

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after August 2, 2018 through July 1, 2019, the issuance date of these financial statements.

As of August 3, 2018, GLOW Beverages, Inc has transferred most of, and intends to transfer all of, its assets, liabilities, and operations to GLOW Beverages, LLC. Glow Beverages, Inc Goodwill and signed contracts have been assigned to GLOW Beverages, LLC. and all future business will occur in the new company which maintains the same ownership structure.

Glow Beverages, LLC
100% owned by John Larson

As of February 19, 2019, Glow Beverages, LLC was converted into a Delaware C Corporation, Glow Beverages, Inc.

Glow Beverages, Inc
The company authorized the issuance of 10,000,000 shares of common stock at a par value of 0.001. All 10,000,000 shares are issued and outstanding.

On March 3, 2019, the company entered a promissory note agreement with Marietta Larson, one of the company's officers. The company received a loan in the amount of $64,479.62. The loan matures on September 15, 2020 and carries a 5% interest rate per annum.

On March 18, 2019, the company issued a convertible note to Sandhill Angels XIX, LLC for the amount $95,000. The loan matures in September 18, 2020 and carries an interest rate of 6% per year.

On March 18, 2019, the company issued a convertible note to Christopher Dommers for the amount

$50,000. Terms of the Convertible note are 6% interest per year 18 month term. 20% discount and a $7,000,000 valuation cap.

On May 1, 2019, the company signed a short term loan agreement CircleUp Credit Advisors LLC in the amount of $90,000 short term loan. The matures in 9 months and has a 10% interest rate per year.

On June 6, 2019, the company entered a Kabbage business loan agreement with Celtic Bank for the amount $22,100. The loan matures in 6 months and carries an annual interest rate of 30.75%.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, John Larson, the President/CEO of Glow Beverages, LLC, hereby certify that the financial statements of Glow Beverages, LLC and notes thereto for the periods ending December 31, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Glow beverages, LLC. has not yet filed its federal tax return for 2018.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the _____ 7/3/19 _____ (Date of Execution).



_____ (Signature)

_____President / CEO_____ (Title)

_____7/3/19_____ (Date)

GLOW BEVERAGES, LLC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEAR ENDED
FROM INCEPTION (AUGUST 3, 2018) TO DECEMBER 31, 2018

Glow Beverages, LLC
Index to Financial Statements
(unaudited)

GLOW BEVERAGES, LLC
BALANCE SHEET
DECEMBER 31, 2018
(unaudited)

	December 31, 2018
ASSETS	
Current Assets	
Cash and Cash Equivalents	14,840
Accounts Receivable	5,167
Inventory	155,519
Other Current Assets	61
Total Current Assets	175,586
Fixed Assets	
Mercedes-Benz Sprinter	104,622
Accumulated Depreciation	(20,310)
Other Assets-Net	105,020
Total Non Current Assets	189,332
TOTAL ASSETS	$ 364,919
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	116,094
Credit Cards	12,886
Accrued Liabilities	242
Total Current Liabilities	129,222
Long Term Liabilities	
Auto Loan Payable	33,854
Total Non Current Liabilities	33,854
Total Liabilities	163,076
Equity	
Member Equity	3,255
Additional Paid In Capital	1,390,535
Retained Earnings	(910,442)
Net Income	(281,504)
Total Equity	201,843
TOTAL LIABILITIES & EQUITY	$ 364,919

GLOW BEVERAGES, LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
FOR DECEMBER 31, 2018
(unaudited)

	December 31, 2018
Revenue	$ 78,636
Cost of Goods Sold	56,964
Gross Margin	21,672
Expenses	
Business Development	124,147
General and Administrative Expenses	178,533
Total Expense	302,681
Operating Income	(281,008)
Interest Expense	(496)
Net income	$ (281,504)

	Members' Equity		Additional Paid-in Capital	Accumulated Earnings	Total Members' Equity
	Units	Amount			
¦ust 3, 2018	-	$ -	$ 1,160,027	$ (910,442)	$ 249,58¦
¦tribution	-	-	233,762	-	233,76¦
¦tribution	-	-	¦	-	¦
¦ income (loss)	-	-	¦	(281,504)	(281,504)
¦ance at December 31, 2018	-	$ -	$ 1,393,789	$ (1,191,946)	$ 201,84¦

5

GLOW BEVERAGES, LLC
STATEMENTS OF CASH FLOWS
FOR DECEMBER 31, 2018
(unaudited)

	December 31, 2018
Cash flows from operating activities	
Net income	$ (281,504)
Depreciation Expense	1,271
Total Adjustments to reconcile Net Cash Provided By Operations:	
Accounts Receivable	36,985
Inventory	(85,575)
Other Assets	8,178
Account Payables	81,260
Credit Cards	1,884
Accrued Liabilities	(277)
Net Cash Provided By Operating Activities:	**(237,778)**
Cash flows from Investing Activities	
Fixed Assets	-
Other Assets	5,769
Net Cash used in investing activities	5,769
Cash flows from Financing activities	
Auto Loan Payable	(6,246)
Capital Contribution	233,762
Net cash received from financing activities	**227,516**

Net (decrease) increase in cash and cash equivalents		(4,493)
Cash and cash equivalents at beginning of period		19,333
Cash and cash equivalents at end of period	$	**14,840**

NOTE 1 – NATURE OF OPERATIONS

Glow Beverages, LLC was formed on August 3, 2018 ("Inception") in the State of California. The financial statements of Glow Beverages, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Rancho Cucamonga, CA.

GLOW Beverages, LLC will make available a highly functional beverage known as GLOW, GLOW Beverages are created with premium functional ingredients, in a custom glass sustainable package and marketed to men and women ages 22-40. GLOW has several use occasions, from the gym and work to the nightclub as an award-winning mixer GLOW has utility all day and night.

Glow Beverages, LLC a California Company was incorporated on August 3, 2018

- Glow Beverages, LLC converted to Glow Beverages, Inc a Delaware C Corporation on February 19, 2019.

- Glow Beverages, Inc is authorized to issue 10,000,000 shares having a par value of $0.001.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from customers upon purchase order requests when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Auto Payable
On February 22, 2016, the company signed a loan agreement with Mercedes-Benz Financial services in the amount of $76,000. The auto loan carried a yearly interest rate of 3.15%. The loan matures after 60 months of monthly payments in the amount of $1,348.57. As December 31, 2018, the loan had a balance of $33,854.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

LLC Units
The company is owned 100% by John Larson as of December 31, 2018.

NOTE 6 – RELATED PARTY TRANSACTIONS

On March 3, 2019, the company entered a promissory note agreement with Marietta Larson, one of the company's officers. The company received a loan in the amount of $64,479.62. The loan matures on September 15, 2020 and carries a 5% interest rate per annum.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through July 2, 2019.

As of February 19, 2019, Glow Beverages, LLC was converted into a Delaware C Corporation, Glow Beverages, Inc.

Glow Beverages, Inc
The company authorized the issuance of 10,000,000 shares of common stock at a par value of 0.001. All 10,000,000 shares are issued and outstanding.

On March 3, 2019, the company entered a promissory note agreement with Marietta Larson, one of the company's officers. The company received a loan in the amount of $64,479.62. The loan matures on September 15, 2020 and carries a 5% interest rate per annum.

On March 18, 2019, the company issued a convertible note to Sandhill Angels XIX, LLC for the amount $95,000. The loan matures in September 18, 2020 and carries an interest rate of 6% per year.

On March 18, 2019, the company issued a convertible note to Christopher Dommers for the amount $50,000. Terms of the Convertible note are 6% interest per year 18 month term. 20% discount and a $7,000,000 valuation cap.

On May 1, 2019, the company signed a short term loan agreement CircleUp Credit Advisors LLC in the amount of $90,000 short term loan. The matures in 9 months and has a 10% interest rate per year.

On June 6, 2019, the company entered a Kabbage business loan agreement with Celtic Bank for the amount $22,100. The loan matures in 6 months and carries an annual interest rate of 30.75%.

There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



Start Investing Raise Capital Sign In

This offering is not live or open to the public at this moment.

GLOW Beverages

Premium Functional Drinks





Website

REG CF CONSUMER PRODUCTS

In today's fast-paced world, GLOW creates award-winning nutritionally enhanced premium beverages that give your body what it needs to enjoy an active, healthy and productive lifestyle. GLOW is perfect for any occasion, from the gym and office, to a night out.

$0.00 raised

0 Investors	**94** Days Left
11/21/20 Maturity Date	**$7M** Valuation Cap
20.0% Discount Rate	**6.0%** Annual Interest Rate
Convertible Note Offering Type	**$400** Min. Investment

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

Overview Team Terms Updates 0 Comments Follow

Reasons to Invest

- Facebook HQ, GOOGLE, Ring, UBER, Pandora, Zip Recruiter- chosen by the largest tech companies in the world to provide functional beverages to their team.
- Reaches over 1M dance and music fans through an exclusive partnership with several of Insomniac's (A Live Nation Partner) festivals and nightlife venues.
- CEO and serial entrepreneur, John Larson, has an extensive and diverse background having built numerous successful businesses.

THE PROBLEM

Traditional hydration and energy drinks **are failing consumers**

Functional hydration & energy drinks are currently created for, and marketed to, extreme athletes & adolescent males. More sophisticated beverages, like sparkling waters, lack function and are merely water with added flavor.

> "
> It is becoming extremely important for those health oriented consumers that products "meet their needs over the course of each day towards greater productivity and health in this insanely fast-paced world we live in."
>
> **Chris Olivier**
> *Principal at Craft Catalyst*

These products **fail to meet the needs of millennials today,** who live through experiences: they're more sophisticated in taste, health, fitness, and social activities.

THE SOLUTION

Providing premium nutrients, for all occasions

GLOW offers sparkling, highly functional beverages in premium sustainable packaging - formulated to support the entire body and mind *without* unnecessary artificial ingredients, sugar, carbohydrates, and calories. Our award-winning drinks are perfect any time of day: from the gym, to the office, to a night out. GLOW supports today's healthy, productive, and socially active consumers.


GLOW



The Functional & New Age Ready-To-Drink beverage segment is ripe for innovation.

Current offerings for energy and hydration drinks lack appeal to a premium audience. **GLOW Beverages speaks to this audience directly** via its sleek custom glass packaging, crisp sparkling finish, and premium healthy functional ingredients. GLOW Beverages produces low-calorie premium sparkling beverages offered in Spicy Watermelon and Mango Apricot flavors. Our two lines include:

- **GLOW Beverages - Hydration:** infused with vitamins, herbs, amino acids, minerals, electrolytes and antioxidants
- **GLOW Beverages – Hydration + Energy:** the same composition as our hydration drink, in addition to Green Coffee Bean Extract and B-12. Both hydration and energy are offered in two different flavor profiles

"Consumers are also becoming more knowledgeable about different ingredients and their effect to human body which leads to assuming that it is becoming a lot more difficult to trick them into thinking that a certain product does any good when it does not and encourage creating new beverages that actually do."

- MyDrink

GLOW Beverages is dedicated to providing truly functional beverages with healthy ingredients that our consumers are looking for.





Insomniac, Google, Facebook HQ, just to name a few...

GLOW Beverages has been chosen by **some of the largest tech companies in the world to provide beverages to their teams.** Currently, GLOW works with a distributor that provides Glow Beverages to the likes of Netflix, Google, Ring, Facebook and Uber, we have garnered the trust of some of the worlds most impressive people.



*These corporate accounts should account for over **$500k in sales** in 2019 ALONE. (see chart below)*

Our reviews are in, and **they're glowing!**

Our unique niche has earned us **hundreds of positive reviews** and adoring fans all across the country. From the Las Vegas festival scene to the board room, we have created both a brand and a product that is filling a void and helping build brand ambassadors across the country.

All natural and only 15 calories

Glow is so much better than any other energy drinks that I've had.
- Kellen



Can't recommend GLOW enough!

"A beverage that tastes good, is refreshing, energizing, and has the feel good natural supplements that this one packs is amazing!
- Erik



5/5 Stars

It is refreshing and the energy version really gets me through long days.
- Kristy



And its **not just our customers** who love us...

Since inception, **Glow Beverages has quickly amassed an impressive treasure trove of accolades. Just in the last few years, they have been awarded 16 medals** ranging from best Energy Drink in LA, to the Best International Hydration Drink.

Best Hydration Drink	Best Energy Drink	Best of Category: Mixer
 GOLD LOS ANGELES International SPIRITS COMPETITION	 CRAFT COMPETITION GOLD	 BEST OF CATEGORY GOLD LOS ANGELES International SPIRITS COMPETITION

THE MARKET

Serving the **under-served market**

GLOW Beverages was created to serve a premium audience who is currently underserved or forgotten in the current functional beverage landscape. Specifically, those audiences include the **Fitness Conscious, Health Conscious, Socially Active, and Productive & Professional individuals.** All four of these personas share some common attributes: above average education, disposable income, a "story living" lifestyle. They want a voice in the brands they support. They go for brands that care about sustainability, are environmentally conscious and care about convenience.

With the U.S. Organic Food and health conscious market growing to $70.4 Billion by 2025. Our partnership with Live Nation alone will allow us to **target 1 million individuals** who fall directly in line with this target market.




GLOW

THE BUSINESS MODEL

Be everywhere and **become a household brand**

GLOW is unique in that we have an **all day and all night appeal.** Therefore, we have the ability to target a number of different arenas that cater to all types of different customers:

- **Distributors**: UNFI, KeHE, Core-Mark, Sysco, US Foods, and DPI
- **Grocery Stores:** Safeway, Albertson's, Harmons, Shop N' Kart, Rosauers, Market of Choice
- **Food Service / Corporate Accounts**: GOOGLE, Facebook, Marriott, Hyatt, Wyndham, UBER, Vice Media, Netflix, Roku etc.

- **E-Commerce**: Amazon & drinkGLOW.com
- **Convenience Stores**: Circle K & Shell
- **Universities:** UCR, Cal Tech, UCI, University of Redlands, etc.

- **On-Premise:** Insomniac, Academy Nightclub, Exchange LA Nightclub, etc...

HOW WE ARE DIFFERENT

Health, taste, and functionality **from Day to Night**

The GLOW Beverages advantage can be broken down into 3 words: Disruptive, Innovative and Simple.

DISRUPTIVE:

GLOW Beverages is disrupting the functional and new-age beverage market by not only incorporating the expected ingredients of vitamins, minerals and electrolytes, but by adding what we believe to be **never before seen ingredients such as 5HTP, Amino Acids, Prickly Pear Extract and Milk Thistle Extract.** These combined premium ingredients create GLOW Beverages innovative *proprietary* blend of functional benefits that include fighting viral infections, aiding in lower blood glucose levels, improving digestion, promoting liver recovery, increasing serotonin production, fighting free radicals and empowering heart functionality.

INNOVATIVE:

Innovation was behind creating a ***glass bottle*** in a unique custom shape and creating sleek minimal packaging. Drinking our GLOW Beverages empowers you to GLOW from within and look as good on the outside as you feel on the inside.

SIMPLE:

GLOW Beverages was created with a simple idea: to give the consumer a premium functional beverage in a premium design. It is simple, feel good about drinking it and look good while carrying a bottle.




GLOW

THE VISION

Continuing our 100%+ annual growth

GLOW Beverages Projected Consolidated Budget				
	2019	**2020**	**2021**	**2022**
Revenue				
	growth->	147.91%	105.69%	111.27%
Grocery Retail	$ 231,421	$ 1,339,101	$ 3,389,197	$ 8,015,557
FoodService	$ 703,448	$ 1,109,729	$ 1,781,792	$ 3,101,762
E Commerce	$ 127,681	$ 185,343	$ 247,124	$ 329,498
Gross Sales	**1,062,549**	**2,634,173**	**5,418,113**	**11,446,818**
Expenses				
Marketing Expenses	626,063	1,284,378	1,791,132	2,736,877
General & Administrative	535,285	1,393,437	1,928,638	2,482,204
Trade Spent	80,429	185,169	346,975	601,948
Cost of Goods Sold	614,795	1,399,789	2,775,526	5,420,830
Total Expenses	**1,856,572**	**4,262,773**	**6,842,271**	**11,241,859**
Net Operating Income	**(794,022)**	**(1,628,600)**	**(1,424,158)**	**204,959**

The basis of our growth rate has been developed over time with consultants familiar with the beverage space. Successful beverage companies often have growth rates of 100% year after year, especially in our early growth stage. We also have detailed our projected sales with a mixture of historical data as well as we believe to be attainable benchmarks. Projections were created using a simple Price x Duration x Velocity x locations for each of our revenue channels.

Our anticipated growth over the next few years will focus strongly on three channels: e-commerce, Grocery Retail, and On-Premise/Food Service.

We plan on fueling this growth with our strategic partnerships with Live Nation where we can gain loyalty and target our market effectively at these events. This will fuel our on-premise accounts along with targeting many high-volume corporate accounts we currently work with Canteen Vending who services large tech company accounts who provide food and beverage to their employees at no

tech company accounts who provide food and beverage to their employees at no cost, we believe our great tasting and functional beverage can keep their employees excited about GLOW. We'll spread awareness that GLOW has the most functional and great tasting beverages in all markets. We plan to grow our social media reach and expand out e-commerce reach by providing current and potential followers an all-around GLOW experience that is relatable and enjoyable as well as making GLOW available online so that even customers not yet in GLOW's territories can partake in the GLOW Experience. We'll continue to push to increase the number of Grocery Stores we are in along with merchandising to make sure GLOW is always available. We believe we can grow our current 500+ doors to a targeted 13,000+ doors in the next 5 years.


GLOW

WHY INVEST

We're Changing the **Beverage Industry**

We're owned and operated by a passionate team that wants to provide the best product for its consumers and strives to fill the voids in our market space. We're disruptive and innovative, and will continue to strive to be the **go-to premium sparkling functional beverage on the market.**

Over the next 5 years, GLOW Beverages intends to **expand nationally and abroad.** People all over the world may turn to GLOW Beverages as a source of healthy functional ingredients to help them thrive and conquer their days and nights. We believe our beverages will be available in the largest grocery and convenience chains, universities and - more importantly - when it's time to unwind and have a good time, you'll find GLOW Beverages at the coolest festivals and swankiest nightclubs.

and swankiest nightclubs.

Get up and GLOW!!!





Antioxidants
Amino Acids
Detoxify the Body
Support Liver Health
GLOW
Electrolytes
Vitamins
Herbs
Boost Mood & Immunity

July 2016

Our Company Test Launches!

Our company, GLOW Beverages did the first official test launch in July of 2016.



Fall 2016

March 2017

Official Launch - Updated Labels

After analyzing the first test launch, we took a year to make necessary corrections and official launched in March of 2017.

Fall 2017

Adding More Medals to the

December 2017



Distribution Roundup

In 2017, GLOW Beverages put a huge focus on securing key distributors throughout the United States. These distributors include: UNFI, Core-Mark, US Foods, DPI, Sysco & KeHE.

January 2018

Fall 2018

Large Retail Expansion

GLOW authorized in over 600 grocery stores.

Winter 2018

College University Expansion

Spring 2019

Insomniac & Live Nation Partnership

GLOW launches partnership with Insomniac & Live Nation



Summer 2019

July 2019

Launched on StartEngine

Now YOU can own a part of our company!







GLOW
GLOW

Won First 2 Gold Medals!

The Los Angeles International Spirits Competition announced GLOW Sparkling Energy as Gold Medal winner for "Best Energy Mixer 2016."

Collection

LA International Spirits Competition today announced GLOW Sparkling Infused Energy as multiple Gold Medal winner for "Best of Category" and "Gold Medal Mixers."

First Flavor Expansion

GLOW launches hydration and hydration+energy in new flavor, Spicy Watermelon.

GLOW expanded onto 10 college campuses throughout California.

Launches in 3 Nightclubs

GLOW launches into three premium nightclubs; Exchange LA, Time Nightclub & Academy Nightclub.

In the Press







Press Logo Press Logo Press Logo

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Meet Our Team



John Larson

Founder / CEO

John Larson has an extensive and diverse background with entrepreneurship. John's thirst for success has been the driving factor for many successful businesses. This is also paired with his success in real estate investments over the last decade. John's leadership has always shined and this is very much the case with his latest and biggest project, GLOW Beverages, to be the most exciting of them all. John prides himself on the creation of this innovative product.



Natalia Simpson
Director of Operations and Logistics

Natalia holds the role of operations development and logistics management. Her background is in working with small businesses and is used to ever adapting roles within the workplaces. Natalia obtained her Bachelors of Science in Business Administration with a concentration in Management and Human Resources at California State Polytechnic University at Pomona. With a goal to be a better rounded business professional, she completed her Master's in Business Administration in 2016.



Steve Jaramillo
Controller

Steve is our Controller and is a key contributor to GLOW Beverages' financial statement, and budget analysis for GLOW Beverages. He prides himself in contributing to GLOW's optimal and cost efficient performance measures. Steve has a Bachelor's of Science in Business Administration with a concentration in Accounting from University of California - Riverside. Steve intends to further his passion and knowledge in Accounting, and is currently a CPA candidate.



Kevin Conrad
Sales & Distribution

Kevin Conrad has a very solid record of measured results in the beverage industry working for Start-ups to some of the largest beverage companies in the world. Starting as a street level sales representative, he quickly was promoted into senior roles successfully managing national and international sales teams. He has distributor and supplier experience giving him keen insight on how to increase relationships and sales by adding value. Kevin has current distributor and key account relationships that will be vital in his role. He has employed and supervised business development for over 850 distributors nationwide.



John Carroll
Strategic National Advisor

Over 20 years of diverse experience in the consumer package goods industry with leading North America start-up businesses to 14 years at The Coca-Cola Company. Exceptionally knowledgeable, executive with extensive and proven experience in strategic, tactical and operational marketing, brand marketing, sales and category management and people management and development, leadership and a proven history of success in volume, revenue and profit building. A leader who sets clear strategic objectives and ensures strong collaboration that enables cross-functional team success and results.



Vincent Biscaye
Step 2 Advisors

Former investment bank for over 10 years, Vincent Biscaye has been in the CPG industry for 5+ years, first as partner and CFO of Love Grace, a premium cold pressed organic beverage firm and for the past 3 years as founder of Step Two Advisors. The latter is an early stage startup advisory firm helping brands navigate through the first years of business in areas such as Finance (fundraising), Business Planning, Operations as well as Sales and Marketing. He holds a MS in Engineering and an MS in Finance from top French colleges.



Nicholas L. Giannuzzi
Giannuzzi Group LLP

The Giannuzzi Group - Nicholas L. Giannuzzi, the firms' managing partner has focused on the legal representation of small to mid-sized consumer products companies which have become some of the best known and most successful category leaders in the United States. The firm's long-established relationships with investors, manufacturers, distributors, marketing companies and other consultants and advisors, makes the Giannuzzi Group a value-added legal practice.

Company : GLOW Beverages, Inc.

Corporate Address : 9233 Charles Smith Avenue, Rancho Cucamonga, CA 91730

Offering Minimum : $10,000.00

Offering Maximum : $107,000.00

Minimum Investment Amount (per investor) : $400.00

Terms

Offering Type : Convertible Promissory Notes

Type of Equity Converted Into : Common Stock

Conversion Trigger : $2,000,000.00

Maturity Date : November 21, 2020

Valuation Cap : $7,000,000.00

Discount Rate : 20.0%

Annual Interest Rate : 6.0%

What is a Convertible Note?

A convertible note offers you the right to receive Common Stock in GLOW Beverages, Inc.. The amount of Common Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $2,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $7,000,000.00 Valuation Cap or if less, then you will receive a 20.0% discount on the price the new investors are paying. You also receive 6.0% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Common Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis) diluted basis).

Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below

Early Bird

First 7 days - 10% increase on Annual Interest Rates.

Next 14 days - 5% increase on Annual Interest Rates.

Volume

$500+ Glow Owner T-Shirt

$1,000 10% annual discount

$2,500+ (15% annual discount on GLOW products + 3% increase on Annual Interest Rates.)

$5,000+ (20% annual discount on GLOW products + 5% increase on Annual Interest Rates + GLOW Insider Group)

$20,000+ (Above + invitation to founders dinner + 10% Annual Interest Rates + GLOW Insider Group)

The 10% Bonus for StartEngine Shareholders

GLOW will offer 10% additional bonus interest for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering . For example, if you invest, your annual interest rate will be 6.6% instead of 6%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

All perks occur after the offering is completed

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow GLOW Beverages to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Sure water's good for you, but it's boring. Healthy shouldn't be boring. Introducing Glow, the premium functional beverage. Our sparkling infused beverages are packed with vitamins, minerals, electrolytes, amino acids, and other powerful ingredients with no artificial colors, flavors, or sweeteners. Plus, they'll keep you hydrated and energized throughout the day. Best part of all, it tastes great and comes in several unique flavors. Feeling low? Then grab a glow and go.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE

TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

> (a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) **Special provisions for cryptocurrency payments.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S.

dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Subscriber has read and understands the terms, conditions, and fees of the Escrow Agent for payments made in cryptocurrency available here, http://primetrust.com/assets/downloads/Digital_Asset_Disclosures.pdf. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription

Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2018 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

> (i) To the Company;

> (ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

> (iii) As part of an offering registered under the Securities Act with the SEC; or

> (iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

> (i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net

worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) <u>Subscriber information.</u> Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) <u>Company Information</u>. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. <u>Revisions to Manner of Holding.</u>

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND

WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this

Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Convertible   %%VESTING_AMOUNT%%
Notes the undersigned hereby irrevocably subscribes for is:

(b)   The Securities being subscribed for will be owned
by, and should be recorded on the Company's books as
held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

*   *   *   *   *

This Subscription is   %%NAME_OF_ISSUER%%
accepted   By:
on %%TODAY%%.   %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES %%YEAR%% - CF

$%%VESTING_AMOUNT%%   %%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on November 21, 2020 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Common Stock to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock resulting in gross proceeds to the Company of at least $2,000,000 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $7,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into

which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $7,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any "**Event of Default**" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee.

Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: _____%%ISSUER_SIGNATURE%%_____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

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